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                          December 21, 2023

       D. Shawn Jordan
       Chief Financial Officer
       First Community Corporation
       5455 Sunset Boulevard
       Lexington, SC 29072

                                                        Re: First Community
Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 8-K filed
October 18, 2023
                                                            Response dated
November 20, 2023
                                                            File No. 000-28344

       Dear D. Shawn Jordan:

              We have reviewed your November 20, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 8, 2023 letter.

       Form 8-K filed October 18, 2023

       Exhibit 99.1

   1. We note your response to prior comment 1. Your presentation of tangible common equity per common share
excluding accumulated other comprehensive loss and tangible common equity to tangible
assets excluding accumulated other comprehensive loss represents individually tailored
accounting measures given that the adjustment to exclude
                                                        accumulated other
comprehensive loss has the effect of changing the recognition and measurement principles
required to be applied in accordance with GAAP. Therefore,
                                                        please remove the
presentation of these non-GAAP measures from your future filings.
                                                        Refer to Question
100.04 of the Division of Corporation Finance   s Compliance
                                                        & Disclosure
Interpretations on Non-GAAP Financial Measures and Rule 100(b) of
                                                        Regulation G.
 D. Shawn Jordan
First Community Corporation
December 21, 2023
Page 2

       Please contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameD. Shawn Jordan                        Sincerely,
Comapany NameFirst Community Corporation
                                                         Division of
Corporation Finance
December 21, 2023 Page 2                                 Office of Finance
FirstName LastName